Exhibit 99.2

INTERIM REPORT FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2022

This Interim Report contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth SA and its wholly-owned subsidiaries (hereinafter “mdxhealth” or the “Company”) and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for the Company’s products; the Company’s ability to successfully and profitably market its products; the acceptance of its products and services by healthcare providers; the willingness of health insurance companies and other payers to cover its products and services and adequately reimburse us for such products and services; and the amount and nature of competition for its products and services. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this Interim Report to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This Interim Report does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

I. INTERIM MANAGEMENT REPORT

Principal risks related to the business activities

The principal risks related to the MDxHealth’s business activities have been outlined in the 2021 Annual Report, which is available on the internet at www.mdxhealth.com/investors/financials

Declaration of responsible persons

The Board of Directors of MDxHealth SA, represented by all its members, declares that, as far as it is aware, the financial statements in this Interim Report, made up according to the applicable standards for financial statements, give a true and fair view of the equity, financial position and the results of the company and its consolidated companies. The Board of Directors of MDxHealth SA, represented by all its members, further declares that this Interim Report gives a true and fair view on the information that has to be contained herein. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MDXHEALTH SA

For the nine months ended September 30, 2022

1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

In thousands of USD (except per share data)

Condensed unaudited consolidated statement of profit or loss

	Note	Jan-Sep 2022	Jan-Sep 2021

Services	5	24,111	15,944
Licenses	5	0	250
Royalties and other revenues	5	52	32
Revenues		24,163	16,226
Cost of goods & services sold		(12,168)	(8,449)
Gross Profit		11,995	7,777
Research and development expenses		(5,752)	(4,327)
Selling and marketing expenses		(17,619)	(12,572)
General and administrative expenses		(17,736)	(10,552)
Other operating income, net		159	80
Operating loss		(28,953)	(19,594)
Financial income	8	86	11
Financial expenses	8	(2,867)	(1,337)
Loss before income tax		(31,734)	(20,920)
Income tax		128	0
Loss for the period		(31,606)	(20,920)

Loss for the period attributable to the parent		(31,606)	(20,920)

Loss per share attributable to parent
Basic and diluted		(0.20)	(0.18)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period		(31,606)	(20,920)
Other comprehensive income
Items that will be reclassified to profit or loss: Exchange differences arising from translation of foreign operations		693	123
Total other comprehensive income		693	123
Total comprehensive loss for the period (net of tax)		(30,913)	(20,797)

2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of USD

	Note	as of September 30, 2022	as of December 31, 2021
ASSETS
Goodwill	3	29,218	0
Intangible assets	6	46,771	3,448
Property, plant and equipment		2,749	1,671
Right-of-use assets		2,923	3,347
Non-current assets		81,661	8,466
Inventories		2,528	1,911
Trade receivables	9	9,540	4,582
Prepaid expenses and other current assets		1,477	1,615
Cash and cash equivalents	9	27,368	58,498
Current assets		40,913	66,606
Total assets		122,574	75,072

EQUITY
Share capital		133,454	128,454
Issuance premium		153,177	153,177
Accumulated deficit		(275,908)	(244,302)
Share-based compensation		11,099	10,607
Foreign currency translation reserves		(344)	(1,037)
Total equity		21,478	46,899

LIABILITIES
Loans and borrowings	7	34,642	7,651
Lease liabilities	7	2,256	2,624
Other non-current financial liabilities	7/9	44,923	1,466
Non-current liabilities		81,821	11,741
Loans and borrowings	7	615	4,441
Lease liabilities	7	801	840
Trade payables	9	12,019	7,455
Other current liabilities		3,556	2,735
Other current financial liabilities	7/9	2,284	961
Current liabilities		19,275	16,432
Total liabilities		101,096	28,173
Total equity and liabilities		122,574	75,072

3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

In thousands of USD, except number of shares	Number of shares	Share capital and issuance premium	Accumulated deficit	Share-based compensation	Foreign currency translation reserves	Total equity
Balance at January 1, 2021	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the period			(20,920)			(20,920)
Other comprehensive income					123	123
Total comprehensive income for the period			(20,920)		123	(20,797)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	27,777,777	28,336				28,336
Share-based compensation				667		667
Balance at September 30, 2021	118,469,226	241,401	(236,220)	10,052	(1,178)	14,055

Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the period			(31,606)			(31,606)
Other comprehensive income					693	693
Total comprehensive income for the period			(31,606)		693	(30,913)

Transactions with owners in their capacity as owners:
Issuance of shares as part of GPS acquisition	6,911,710	5,000				5,000
Share-based compensation				492		492
Balance at September 30, 2022	162,880,936	286,631	(275,908)	11,099	(344)	21,478

4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of USD

	Note	Jan-Sep 2022	Jan-Sep 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(28,953)	(19,594)
Depreciation and amortization		2,873	2,232
Share-based compensation		492	667
Non-cash fair value change		107	0
Non-cash foreign exchange rate change		(125)	(866)
Other non-cash transactions		219	0
Cash generated from operations before working capital changes		(25,387)	(17,561)

Changes in operating assets and liabilities
Increase in inventories		(617)	(42)
Increase in receivables		(4,820)	(679)
Increase in payables		6,429	1,319
Net cash outflow from operating activities		(24,395)	(16,963)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1,457)	(653)
Purchase of intangible assets		(465)	0
Acquisition of Genomic Prostate Score business	3	(25,000)	0
Net cash outflow from investing activities		(26,922)	(653)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs		0	28,336
Proceeds from loan obligation	7	33,264	0
Repayment of loan obligation and debt extinguishment costs	7	(10,758)	0
Payment of lease liability	7	(1,009)	(754)
Payment of interest		(671)	(767)
Interests received		35	11
Net cash inflow from financing activities		20,861	26,826

Net increase in cash and cash equivalents		(30,456)	9,210

Cash and cash equivalents at beginning of the period		58,498	15,953
Effect of exchange rates		(674)	(458)
Cash and cash equivalents at end of the period		27,368	24,705

5. EXPLANATORY NOTES

Accounting policies

1. Basis of preparation

MDxHealth, SA together with its subsidiaries are herein referred to as “MDxHealth” or the “Company”. MDxHealth is a company domiciled in Belgium, with offices and labs in the United States and The Netherlands. The reporting and functional currency of the Company is the U.S. Dollar.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as of, and for the year ended, December 31, 2021.

The Company ended the period with $27.4 million in cash and cash equivalents as of September 30, 2022, and continued to incur losses. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation, the most recent business plan, which includes the newly acquired Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS), the respective contingent consideration earn-outs payable in 2024, 2025 and 2026 relating to the above acquisition (which are further detailed in Note 3), as well as the newly obtained Innovatus debt facility, which provides for an additional $35 million in proceeds under certain conditions (which are further detailed in Note 7), the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met.

2. Significant accounting policies, use of judgments and estimates

The Company applies the International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU. The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2021. No amendments to existing standards that became applicable as from January 1, 2022, have a material impact on the consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. Except for the new estimates and judgements made following the GPS acquisition and the new financing obtained from Innovatus, the Company has applied the same accounting policies and there have been no material revisions to the nature and amount of estimates and judgments in its interim condensed financial statements.

As part of the preliminary purchase price allocation associated with the GPS acquisition on August 2, 2022, the Company has applied new estimates and judgement with respect to weighted-average cost of capital (WACC), probability contingent consideration payments, and the valuation of the identified intangible assets. The acquired intellectual property of the GPS intangible asset is considered to have a useful life of 15 years and will be amortized accordingly. Refer to Note 3 for further details.

The new debt facility from Innovatus Capital Partners, LLC (“Innovatus”) has been accounted for as a hybrid financial instrument, which includes a host financial liability and an embedded derivative call option to convert up to 15% of the aggregate outstanding principal into equity at a fixed price of $11.21 per ADS. Both the host financial liability and the embedded derivative call option are accounted for separately. The derivative (American) call option is valued at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s ADS on Nasdaq since the Company’s IPO on November 4, 2021, through the valuation date. The volatility measured at August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at September 30, 2022 was 65.09%. Refer to Note 7 for further details regarding the Innovatus debt facility.

3. Business combinations

Acquisition of Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences

On August 2, 2022, the Company announced it has entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation ("Exact Sciences"), to acquire the GPS test from Exact Sciences. MDxHealth acquired GPS in order to expand its menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

Under the terms of the agreement, the Company acquired the GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 American Depositary Shares ("ADSs") of the Company, at a price per ADS of $7.23. Following the closing, which took place on August 2, 2022, an additional aggregate earn-out amount of up to $70 million is to be paid by the Company to Exact Sciences over a three year period, commencing in 2024, in tranches equal to a portion of the annual revenues attributable to the GPS prostate cancer business for the preceding fiscal year; provided, in each instance, that such revenues exceed certain minimum revenue milestones for such fiscal year.

At the option of MDxHealth, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company's shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of the outstanding shares of the MDxHealth.

The Acquisition was accounted for under the acquisition method of accounting and is being treated as a business combination in accordance with IFRS given that there are inputs from the intellectual property and customers acquired, a substantive process, consisting of a workforce that was hired from Exact Sciences, which allows the Company to generate outputs as from day 1 of the acquisition. The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation. The Company expects to finalize the purchase price allocation within the context of its 2022 yearend reporting.

The acquisition consideration was comprised of (in thousands USD):

Cash	$25,000
Stock	5,000
Contingent consideration	43,777
Total acquisition consideration	$73,777

On a preliminary basis, and until the purchase price allocation has been finalized, the purchase price in excess of the fair value of net assets acquired, has been considered as residual Goodwill for an amount of $29.2 million.

The fair value of the identifiable assets at the date of acquisition were:

In thousands USD As of September 30, 2022	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Intangible assets IP / Brand	-	44,559	44.559
Total identified assets	-	44,559	44,559
Goodwill	-	29,218	29,218
Acquisition price	-	-	73,777

We have performed a preliminary fair value analysis of the business combination, with corresponding adjustments to the intangible assets. The items with the highest likelihood of changing upon the completion of the valuation process include IP/brand and Goodwill.

The accounting for the business combination resulted in fair values at date of acquisition of $44.6 million for the IP and brand, based on the relief-from-royalty valuation method, with a royalty rate of 12.40% and a remaining useful life of 15 years. The discount rate (post-tax WACC) used for the valuation was set at 16.01%. The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of operations, existing customer base, and sales & marketing. Based upon a sensitivity analysis, a change by -1.0% in the royalty rate would result in a decrease of the IP and brand of by $3.6 million.

Following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025. On a preliminary basis the contingent consideration has been assessed at $43.8 million. The liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable, as further detailed in Note 9. Future fair value adjustments to this contingent consideration liability will be recognized in the statement of profit or loss, after finalization of the purchase price allocation.

The total acquisition-related costs recognized as an expense in the general & administration costs are $3.5 million.

The GPS acquisition has contributed $3.4 million to the Company’s consolidated revenues for the period ended September 30, 2022. Per the unaudited special purpose financial statements for the GPS business filed as exhibit 99.1 to Form 6-K on December 19, 2022, the GPS business generated revenues of $18.5 million for the six-month period ended June 30, 2022.

The Company financed the acquisition in part through a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”), which replaced the Company’s existing EUR 9 million debt facility with Kreos Capital (“Kreos”). Refer to Note 7 for further details.

4. Significant events and transactions

Acquisition of GPS test

Refer to Note 3 – Business combinations, for further information on the acquisition of the GPS test as well as to Note 7 – Loans, Borrowings and Lease Liabilities for information on related debt transactions with Innovatus and Kreos.

COVID-19

The COVID-19 outbreak has impacted management’s estimates, judgments and assumptions, and could impact the Company’s ability to develop business, conduct operations, and obtain components used in its business. The situation is continuously evolving, therefore the extent to which the COVID-19 outbreak will continue to impact business and the economy is highly uncertain and is extremely difficult to predict. Accordingly, the Company cannot accurately predict the extent to which its 2022 financial condition and results of operations will further be affected.

The areas where assumptions and estimation uncertainties in the financial statements related to the COVID-19 outbreak have potentially the most significant effect in 2021 are related to the Company’s ability to continue as a going concern, revenue recognition, impairment testing, and recognized fair value measurements.

In light of the COVID-19 pandemic, management took every precaution necessary to stay safe and to ensure tests remain accessible to patients who need them. These precautions included:

●	Following all CDC (Centers for Disease Control and Prevention) recommendations for maintaining a healthy work environment

●	Directing many of the office staff to work remotely. Those who work in the office are following regulatory guidelines and recommendations to ensure their safety

●	Conducting meetings virtually

●	Restricting staff travel

5. Segment information

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

Total product revenue and non-current assets are shown below as a percentage by geography:

Segment revenues

As of September 30, 2022, the Company earned 100% of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. As of September 30, 2022, the clinical laboratory testing in the U.S. CLIA laboratory represented 98.9% of the Company’s revenue (first nine months of 2021: 96.2%), while the out-licensing of intellectual property revenue and grant income in Europe represented less than 1% (first nine months of 2021: 1.7%).

The Company has one payor responsible for more than 40% of the Company’s revenues over the period, represented by Medicare.

The amount of its revenue from external customers broken down by location from the customers is shown in the table below:

In thousands of USD	Jan-Sep 2022	Jan-Sep 2021
United States of America	23,952	15,889
The Netherlands	62	138
Rest of the EU	143	191
Rest of the world	6	8
Total segment revenue	24,163	16,226

The amount of its revenue by category is already presented on the face of the consolidated statement of income.

As of September 30, 2022, 95% of the non-current assets were located in the U.S. (Sept 30, 2021: 42%) and the remaining 5% were located in Europe (Sept 30, 2021: 58%). The increase in non-current assets located in the U.S. is mainly due to acquired intangible assets in the GPS business combination as detailed in Note 3.

6. Intangible assets

Balance at the closing date of In thousands of USD	September 30, 2022					December 31, 2021
	Intellectual and property rights & software licenses	Internally- developed intangible assets	Externally- acquired intellectual property GPS	Externally- developed in-process R&D	Total	Total
Gross value
At January 1, 2022	5,134	9,323	4,500	3,300	22,257	22,257
Additions			465		465
Additions through business combination (Note 3)			44,559		44,559
Gross value at September 30, 2022	5,134	9,323	49,524	3,300	67,281	22,257

Accumulated amortization and impairment
At January 1, 2022	(4,910)	(7,736)	(2,863)	(3,300)	(18,809)	(17,199)
Additions	(168)	(695)	(838)		(1,701)	(1,610)
Accumulated amortization and impairment at September 30, 2022	(5,078)	(8,431)	(3,701)	(3,300)	(20,510)	(18,809)
Net value at September 30, 2022	56	892	45,823	0	46,771	3,448

7. Loans, Borrowings and Other financial liabilities

	Loans and borrowings			Other financial liabilities
In thousands of USD Balance at the closing date of	Sept 30, 2022	December 31, 2021	Sept 30, 2021	Sept 30, 2022	December 31, 2021	Sept 30, 2021
Beginning balance	12,092	13,097	13,097	2,427	1,599	1,599
Cash movements
Loans and borrowings repaid	(10,758)
Loans and borrowings received	33,265			1,026
Non-cash movements
GPS contingent consideration				43,777
Reclassification (1)		(773)			773
Kreos effective interest rate adjustment and extinguishment costs	1,328	536	187	170	194	118
Innovatus - effective interest rate adjustment	233
Foreign exchange rate impact / other	(903)	(768)	(627)	(86)	(59)
Fair value changes through profit and loss				(107)	(80)	(49)
Balance at the closing date	35,257	12,092	12,657	47,207	2,427	1,668

(1)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

	Lease liabilities
In thousands of USD Balance at the closing date of	Sept 30, 2022	December 31, 2021	Sept 30, 2021
Beginning balance	3,464	2,774	2,774
Cash movements
Repayment of lease liabilities	(1,009)	(1,057)	(754)
Non-cash movements
Interest accretion	234	229	152
New leases	368	1,518	0
Balance at the closing date	3,057	3,464	2,172

Innovatus debt facility

On August 2, 2022, the Company entered into a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP ("Innovatus"), which loan also replaced the Company’s EUR 9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by assets of the Group including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. At the election of the Company, a portion of the interest may be payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

The Innovatus debt facility has been accounted for as a hybrid financial instrument which includes a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative is not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both are accounted for separately:

●	The host financial liability is recognized at amortized cost applying the effective interest rate method;

●	The embedded derivative convertible (American) call option is recognized at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s ADS on Nasdaq since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured at August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at September 30, 2022 was 65.09%. Any changes to the fair value of the embedded derivative will be recognized through the statement of profit or loss.

Kreos debt facility

As part of the new debt facility with Innovatus, the Company’s debt facility with Kreos for an outstanding principal amount of EUR 9 million has been fully repaid in cash as of September 30, 2022, for a total amount of $10.8 million. This repayment included the two convertible loans of €180,000 ($185,364) and €202,500 ($208,535) that were not converted by Kreos and that were entered into as part of amendments to the original Kreos debt facility.

The repayment did not include the derivative financial liability for the initial Kreos drawdown fee which had an estimated fair value on September 30, 2022 of $828,000 and is included in Other financial liabilities as a separate financial instrument valued at fair-value through statement of profit or loss.

The financial results largely related to the interest charges for the loan facility with Kreos Capital for a total of $206,000. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument. The debt extinguishment costs incurred amounted to $1.8 million and are included in the statement of profit or loss under Financial expenses.

8. Financial result

In thousands of USD	Jan-Sep 2022	Jan-Sep 2021
Interests income	86	11
Interest on Kreos loan and debt extinguishment costs	(1,843)	(900)
Interests on Innovatus loan	(463)	0
Interests on other loans & leases	(234)	(220)
Fair value adjustments	(107)	(118)
Other financial loss	(220)	(99)
Net financial results	(2,781)	(1,326)

The financial results primarily relate to interest charges and extinguishment expenses for the loan facility with Kreos Capital (as further detailed in Note 7) for a total amount of $1.8 million, as well as for the interest charges for the loan with Innovatus of $463,000, and for the interest charges on the lease liability for $234,000.

9. Financial instruments and fair value

The carrying value and fair value of the financial instruments as of September 30, 2022, and December 31, 2021, can be presented as follows:

In thousands of USD	As of September 30, 2022	As of December 31, 2021	Hierarchy
Assets At amortized cost
Trade receivables	9,540	4,582
Cash and cash equivalents	27,368	58,498
Total financial assets	36,908	63,080

Liabilities
At fair value
GPS prostate contingent consideration	43,777	0	Level 3
NovioGendix contingent consideration	1,558	1,617	Level 3
Innovatus derivative financial instrument	1,044	0	Level 3
Kreos derivative financial instrument	828	810	Level 3
Subtotal financial liabilities at fair value	47,207	2,427

At amortized cost:
Loans and borrowings	35,257	12,092	Level 2
Lease liabilities	3,057	3,464
Trade payables	12,019	7,455
Subtotal financial liabilities at amortized cost	50,333	23,011

Total financial liabilities	97,540	25,438

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the effective interest rate method approximates their carrying value (level 2).

o	Host financial liability of the Innovatus facility was obtained with a variable interest rate based upon the Prime Rate (with a floor of 4% and a margin of 4.25%).

o	Although the Kreos loan was obtained at the end of 2019 with a nominal fixed interest rate of 9.5%, the carrying value was considered to approximate their fair value considering:

§	Additional contractually agreed advance and post payments agreed upon with Kreos that have been integrated in the effective interest rate method;

§	During 2020 and 2021, parties negotiated modification to the original agreement resulting in additional consecutive interest-only periods. As compensation for these modifications, part of the loan amounts became convertible as described in Note 7, however parties agreed to maintain nominal fixed interest rate in line with the initial agreement.

§	Given repayment of the Kreos-loan during the third quarter of 2022, no fair value assessment done anymore as of September 30, 2022.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to NovioGendix (presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) and GPS is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). These are initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

o	For NovioGendix, the Company used a discount rate of 12.16%. The effect of the fair value measurement is $256,000 in the condensed consolidated financial statements.

o	The fair value of the contingent consideration payable with regard to the GPS acquisition is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earn-out payment. This probably-weighted estimated is then discounted to its net present value taking into account expected time when earn-out would become payable in 2024, 2025 and 2026. This contingent consideration liability was initially recorded along with the purchase price allocation of this business combination as explained in Note 3. No subsequent fair value adjustments have yet been recorded as of 30 September 2022. The Company used a discount rate of 14.14%.

●	The fair value of the derivative financial liabilities related to the initial Kreos drawdown fee of €630,000 initially is based upon the evolution of the share price of MDxHealth as well as the estimated probabilities that either payment at 150% or conversion will be requested by Kreos. Whereas share price of MDxHealth can be considered as a level 1 input, the other variable, being the probability assessment of possible scenarios should be considered as level 3 input. The fair value of the liability is estimated at September 30, 2022 at $828,000.

●	The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 7) was performed using a binomial pricing model which takes into account several factors including the expected evolution in price of an ADS and are considered as level 3 input. The fair value of the liability is estimated at September 30, 2022 at $1.0 million.

Fair value level 3 evolution

Initial drawdown fee convertible Kreos, Innovatus derivative call option, Noviogendix contingent consideration liability and GPS contingent consideration liability.

In thousands of USD Balance at the closing date of	September 30, 2022				December 31, 2021
	Kreos convertible	NovioGendix contingent consideration	GPS contingent consideration	Innovatus convertible	Kreos convertible	Noviogendix contingent consideration
Beginning balance	810	1,617	0	0	0	1,599
Reclassification (1)					773
Initial recognition			43,777	1,026
Effective interest rate adjustment	(27)	197				194
Foreign exchange rate impact / other	(86)				(59)
Fair value changes through profit and loss	131	(256)		18	96	(176)
Balance at the closing date	828	1,558	43,777	1,044	810	1,617

(1)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the period.

10. Contingent consideration

Acquisition GPS test

An additional aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. On a preliminary basis, the contingent consideration has been assessed at $43.8 million which has been accounted for under other non-current liabilities as further detailed in Note 3. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration liability will be recognized in the statement of profit or loss, after finalization of the purchase price allocation.

NovioGendix

The Company signed a sale and purchase agreement on September 18, 2015, to acquire all shares and voting interests of NovioGendix, an entity incorporated in The Netherlands.

Under the terms of the agreement, the Company is committed to pay up to $3.3 million subject to meeting certain milestones, be payable in six milestone payments. As of September 30, 2022, the Company has already paid $1.1 million.

The contingent consideration is valued at every reporting date and the change in fair value only relates to the time value of money, all other assumptions remained unchanged compared to December 31, 2021. This contingent liability has been evaluated at a fair-value of $1.6 million as of September 30, 2022 ($1.6 million at December 31, 2021) in our condensed interim consolidated statement of financial position, where $1,146,000 is included in “other non-current financial liabilities” and $412,000 in “other current financial liabilities” ($656,000 in “other non-current financial liabilities” and $961,000 in “other current financial liabilities” at December 31, 2021).

11. Related party transactions

There were no transactions to key management other than remuneration, warrants, and bonus, all of which is detailed in the Company’s 2021 Annual Report. For the nine months ended September 30, 2022, total remuneration for key management and Directors was $1.4 million, with 2,200,000 warrants being granted.

There were no other related party transactions.

12. Warrant plans

On May 25, 2022, the General Assembly approved the creation of 5,000,000 “2022 Share Options” of which none have currently been granted as of September 30, 2022.

As of September 30, 2022, the Company granted a total of 3,603,000 warrants of the respectively “2019, 2021 and 2022 Share Options” to employees of the Company (respectively 43,000, 425,000 and 3,135,000 warrants). The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance.

The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has been employed for at least one year.

The fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception

●	The expected volatility was determined using the average volatility of the stock in Euronext Brussels over the last two years at the date of grant.

●	Risk-free interest rate is based on the interest rate applicable for the 10-year Belgian government bond at the grant date

The model inputs for warrants granted during the period ended September 30, 2022, included:

Grant date	6 May 2022	4 August 2022	3 August 2022	3 August 2022	4 August 2022
Exercise price	€0.75	€0.798	€0.684	€0.684	€0.797
Expiry date	31/03/2029	31/03/2029	31/03/2031	31/03/2032	31/03/2032
Share price at grant date	€0.818	€0.813	€0.797	€0.797	€0.813
Expected price volatility	53.16%	55.63%	57.05%	57.05%	55.63%
Risk-free interest rate	1.64%	1.41%	1.50%	1.50%	1.41%

The total fair value of the granted warrant is estimated at $720 thousands following the underlying assumptions of the model.

13. Statutory auditor’s report to the Board of Directors of MDxHealth SA on the review of consolidated interim financial information for the nine-month period ended 30 September 2022

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of MDxHealth SA as of 30 September 2022 and the related interim consolidated statements of comprehensive income, cash flows and changes in equity for the nine-month period then ended, as well as the explanatory notes. The Board of Directors is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union.

Zaventem, January 20, 2023

BDO Bedrijfsrevisoren BV / BDO Réviseurs d’Entreprises SRL

Statutory auditor

Represented by Bert Kegels

III. CORPORATE INFORMATION

Registered office

MDxHealth SA has the legal form of a public limited liability company (société anonyme - SA / naamloze vennootschap - NV) organized and existing under the laws of Belgium. The company’s registered office is located at CAP Business Center, Rue d’Abhooz 31, B-4040 Herstal, Belgium.

The company is registered with the Registry of Legal Persons (registre des personnes morales - RPM / rechtspersonenregister – RPR) under company number RPM/RPR 0479.292.440 (Liège).

Listings

Euronext Brussels: MDXH

NASDAQ: MDXH

Financial year

The financial year starts on 1 January and ends on 31 December.

Statutory auditor

BDO Bedrijfsrevisoren / Réviseurs d’entreprises BV/SRL

Da Vincilaan 9

1935 Zaventem

Belgium

Availability of the Interim Report

This document is available to the public free of charge and upon request:

MDxHealth SA - Investor Relations

CAP Business Center - Rue d’Abhooz, 31 – 4040 Herstal - Belgium

Tel: +32 4 257 70 21

E-mail: ir@mdxhealth.com

For informational purposes, an electronic version of the Interim Report 2022 is available on the website of mdxhealth at www.mdxhealth.com/investors/financials